EXHIBIT 21.1

SUBSIDIARIES OF THE REGISTRANT

Jurisdiction of
Incorporation
Subsidiary	or Organization
Midwest Bank and Trust Company	Illinois
Midwest Bank of Western Illinois	Illinois
Porter Insurance Agency, Inc.	Illinois
Midwest Bank Insurance Services, L.L.C.	Illinois
MBHI Capital Trust I	Delaware
MBHI Capital Trust II	Delaware
MBHI Capital Trust III	Delaware
MBHI Capital Trust IV	Delaware
MBTC Investment Company	Nevada
Midwest Financial and Investment Services, Inc.	Illinois